SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Reports Third Quarter 2005 Financial Results dated November 14, 2005.




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                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Reports Third Quarter 2005 Financial Results

Monday November 14, 7:00 am ET

- Revenues Rise 21% Year-Over-Year -

RA'ANANA, Israel, Nov. 14 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of Business Support Systems (BSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today reported its financial results for the third quarter ended September 30, 2005.

Revenues for the third quarter were $3.0 million, compared to $2.49 million reported in the third quarter of 2004, an increase of 21%.

Net loss for the quarter was $698,000 ($0.13 basic and diluted net loss per ordinary share), compared to a net loss of $716,000 ($0.15 basic and diluted net loss per ordinary share) for the third quarter of 2004. Additionally, net loss for the third quarter was an improvement from the second quarter of 2005, when the net loss was $1.15 million ($0.24 basic and diluted net loss per ordinary share).

Eytan Bar, President and Chief Executive Officer, commented, "MTS continued to see positive revenue growth in the third quarter, driven by increased sales of our Interconnect and Billing solutions to the service provider and carrier markets and our Telecommunications Expense Management (TEM) solutions for the enterprise market. In addition, we improved our bottom line performance.

"MTS' new solutions, such as the Interconnect Billing and Invoice Management solution, will provide the cornerstone for strong growth in the future," continued Mr. Bar. "Our pipeline of orders continues to grow, and the feedback we are receiving from customers and channel partners is very positive. The last five consecutive quarters of revenue growth reinforces our conviction that MTS has the right strategy for the future."

Gross profit for the third quarter rose 18% to $2.1 million, which compares to gross profit of $1.8 million reported in the third quarter of 2004 and a 10% increase over the $1.9 million reported in the second quarter of 2005. The improvement in gross profit is as the result of increased revenues from products and services.

Research and development expenses increased three-fold to $1.3 million compared to the $414,000 (after a one-time R&D capitalization of $386,000) reported in the third quarter of 2004, and rose 11% over the $1.2 million reported in the second quarter of this year. The sharp year-over-year increase in R&D expenses relates primarily to the continued integration of the TeleKnowledge R&D group as well as to the Company's continuing investment in product development.

Selling and marketing expenses were $984,000 in the third quarter, reflecting a 44% decline year-over-year, compared to $1.8 million reported in the third quarter of 2004, and a 28% decline compared to the second quarter of 2005. The further reduction in selling and marketing expenses is the result of MTS' focus on investing in growth markets and targeted geographic areas, as well as the Company's ability to form partnerships with leading vendors for various initiatives.

Shlomi Hagai, Corporate COO & CFO, stated, "MTS ended the third quarter with a healthy, accumulated backlog of orders of approximately $1.5 million. We believe that our commitment to monitor and maintain expenses will allow us to continue to improve our bottom line performance going forward."

MTS' cash and cash equivalents, including marketable securities, were $3.83 million as of September 30, 2005. The Company improved its cash position in the third quarter through private placement of ordinary shares and warrants that raised $2.6 million (net of issuance costs of approximately $200,000).

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"During the third quarter, we raised cash to allow us to further execute our growth strategy and to fund expanding activities in R&D and sales and marketing in the future. Our improved third quarter results demonstrate that our investment in these operational activities is paying off, and we believe that continued investment will drive future growth and ultimately improved operating results," concluded Mr. Hagai.

Nine Months Results

Revenues for the first nine months of FY 2005 were $8.55 million, compared to $6.84 million reported in the first nine months of FY 2004, an increase of 25%.

Net loss for the period was $3.9 million ($0.79 basic and diluted net loss per ordinary share), compared to a net loss of $1.8 million ($0.40 basic and diluted net loss per ordinary share) in the comparable period of FY 2004.

Conference Call Information

MTS will conduct a teleconference to discuss the third quarter results on Monday, November 14, at 11:00 AM Eastern Time (18:00 Israel Time). To access the call, please dial 1-877-270-4109 from the US or Canada (toll free), 1-809-315-341 from Israel (toll free), or 1-706-679-0560 from other locations approximately 5-10 minutes prior to the starting time.

A replay of the call also will be available from 2:00 PM ET on Monday, November 14, 2005, until 11:59 PM ET on Monday, November 21. To access the replay please, dial 1-800-642-1687 from the US or Canada (toll free), 1-809-315-356 from Israel (toll free), or 1-706-645-9291 from other locations and enter conference ID #1707145.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' BSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:

     Company                                      Investor Relations:

     Shlomi Hagai                                 Kathy Price
     Corporate COO & CFO                          Managing Director
     MTS - MER Telemanagement Solutions           The Global Consulting Group
     Tel: +972-9762-1733                          Tel: +1 646-284-9430
     Email: Shlomi.Hagai@mtsint.com               Email: kprice@hfgcg.com


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                INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
         U.S. dollars in thousands (except share and per share data)

                        Three months ended     Nine months ended   Year ended
                           September 30,         September 30,    December 31,
                          2005       2004       2005       2004       2004
                                        Unaudited                   Audited
    Revenues from
     products
     and services        $3,013     $2,485     $8,551     $6,836     $9,413
    Cost of revenues
     from products
     and services           885        674      2,592      1,721      2,814

    Gross profit          2,128      1,811      5,959      5,115      6,599

    Operating expenses:
      Research and
       development, net   1,294        414      3,804      1,517      2,362
      Selling and
       marketing            984      1,762      3,881      4,284      6,300
      General and
       administrative       588        532      2,310      1,419      2,101

    Total operating
     expenses             2,866      2,708      9,995      7,220     10,763

    Operating loss         (738)      (897)    (4,036)    (2,105)    (4,164)
    Financial income
     (expenses), net         (9)        27         21         46         78
    Other income
     (expenses), net          1         15         75        (15)         -

    Loss before taxes
     on income             (746)      (855)    (3,940)    (2,074)    (4,086)
    Taxes on income           -          1          -          3        266

                           (746)      (856)    (3,940)    (2,077)    (4,352)
    Equity in earnings
     of affiliate            48        140         59        235        225

    Net loss              $(698)     $(716)   $(3,881)   $(1,842)   $(4,127)

    Net loss per share:

    Basic and diluted
     net loss per
     Ordinary share      $(0.13)    $(0.15)    $(0.79)    $(0.40)    $(0.89)

    Weighted average
     number of Ordinary
     shares used in
     computing basic
     and diluted loss
     per share        5,306,565  4,638,004  4,885,710  4,629,523  4,634,413

                     INTERIM CONSOLIDATED BALANCE SHEETS
                          U.S. dollars in thousands

                                                 September 30,    December 31,
                                                2005       2004       2004
                                                   Unaudited         Audited
      ASSETS

    CURRENT ASSETS:
      Cash and cash equivalents                $3,712     $7,459     $3,814
      Marketable securities                       118      1,443      1,057
      Trade receivables, net                    1,888      1,320      1,348
      Other accounts receivable
       and prepaid expenses                       390        674        391
      Inventories                                 161        189        178

    Total current assets                        6,269     11,085      6,788

    LONG- TERM INVESTMENTS:
      Investment in an affiliate                1,738      1,926      2,119
      Long-term loans, net of
       current maturities                           9         70         45
      Severance pay fund                          480        548        535
      Other investments                           387        373        373

    Total long-term investments                 2,614      2,917      3,072

    PROPERTY AND EQUIPMENT, NET                   573        539        581

    OTHER ASSETS:
      Goodwill                                  3,626      2,025      3,415
      Other intangible assets, net              1,081        475      1,394
      Deferred income taxes                        73        105         73

    Total other assets                          4,780      2,605      4,882

    Total assets                              $14,236    $17,146    $15,323




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                     INTERIM CONSOLIDATED BALANCE SHEETS
         U.S. dollars in thousands (except share and per share data)

                                                  September 30,   December 31,
                                                2005       2004       2004
                                                   Unaudited        Audited
    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
      Current maturities of long-term loans      $  -         $2       $  -
      Trade payables                              688        839        719
      Accrued expenses and other liabilities    2,396      1,478      2,042
      Deferred revenues                           968      1,450      1,254

    Total current liabilities                   4,052      3,769      4,015

    ACCRUED SEVERANCE PAY                         685        680        651

    SHAREHOLDERS' EQUITY:
      Share capital -
        Ordinary shares of NIS 0.01 par
        value - Authorized: 12,000,000
        shares; Issued: 5,734,304 shares
        at September 30, 2005 and
        4,648,804 shares at December 31,
        2004; Outstanding: 5,723,504
        shares at September 30, 2005
        and 4,638,004 at December 31,
        2004                                       17         14         14
      Additional paid-in capital               15,917     12,654     12,879
      Treasury shares                             (29)       (29)       (29)
      Deferred stock compensation                (159)         -       (208)
      Accumulated other comprehensive
       income (loss)                              (19)       120        348
      Accumulated deficit                      (6,228)       (62)    (2,347)

    Total shareholders' equity                  9,499     12,697     10,657

    Total liabilities and
     shareholders' equity                     $14,236    $17,146    $15,323




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                    (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  November 14, 2005